EQUITY ONE, INC.
October 29, 2010
Mr. Kevin Woody
Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop 7010
Washington, D.C. 20549

Re:	Equity One, Inc.

Form 10-K for Fiscal Year Ended December 31, 2009 Filed March 9, 2010

Definitive Proxy Statement Filed March 24, 2010

Form 10-Q for Quarterly Period Ended June 30, 2010 Filed August 9, 2010 File No. 001-13499
Dear Mr. Woody:
     On behalf of Equity One, Inc. (the “Registrant”), the following are responses to the Commission Staff’s (the “Staff”) comment letter dated September 16, 2010 regarding the Registrant’s (i) Form 10-K (Filed March 9, 2010, the “10-K”), (ii) Definitive Proxy Statement (Filed March 24, 2010, the “Annual Proxy Statement”) and (ii) Form 10-Q (Filed August 9, 2010, File No. 001-13499, the “10-Q”).
     Please note that for the Staff’s convenience we have recited the Staff’s comments and provided the Registrant’s response to each comment immediately thereafter.

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October 29, 2010

Form 10-K for the year ended December 31, 2009
Financial Statements
Consolidated Statements of Comprehensive Income, page 64
Staff Comment:
1.	Please tell us how you complied with paragraph 15 of ASC 220-10-45, or tell us how you determined you needed to increase comprehensive income for a gain on sale of securities and cash flow hedges included in net income.
Company Response:
We increased comprehensive income for a loss on sale of available for sale securities and cash flow hedges included in net income. We complied with paragraph 15 of ASC 220-10-45 concerning the avoidance of double-counting gains since these securities and hedges were in loss positions as of the prior reporting date and, as such, their classification as an addition to comprehensive income is appropriate. While the increase to comprehensive income was appropriate, we acknowledge the Staff’s comment and concede there was a typographical error in the line item description wherein the term “gain” should have been “loss.” We will correct the line item description within other comprehensive income in future filings.
Notes to the Consolidated Financial Statements
4. Significant Acquisitions and Dispositions
Acquisition of a Controlling Interest in DIM Vastgoed N.V., page 78
Staff Comment:
2.	Please clarify for us the nature of the $12.1 million loss which was incurred as a result of re-measuring to fair value your 48% equity interest in DIM. Within your response, please reference the authoritative accounting literature management relied upon.
Company Response:
As described in Note 4 to our consolidated financial statements, our acquisition of a controlling stake in DIM was achieved in stages in which we accumulated ownership over a period of time. Until the date of our controlling purchase on January 14, 2009, our investment in DIM was accounted for as an available-for-sale security which had a book

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October 29, 2010

value of approximately $48.2 million, or $11.99 per share, as of the acquisition date. ASC 805-10-25-10 states the following: “In a business combination achieved in stages, the acquirer shall re-measure its previously held equity interest in the acquiree at its acquisition-date fair value and recognize the resulting gain or loss, if any, in earnings. In prior reporting periods, the acquirer may have recognized changes in the value of its equity interest in the acquiree in other comprehensive income (for example, because the investment was classified as available for sale). If so, the amount that was recognized in other comprehensive income shall be reclassified and included in the calculation of gain or loss as of the acquisition date.” In accordance with this provision, we re-measured our previously held equity interest in DIM at its acquisition date fair-value, which we determined to be the closing price of DIM’s publicly traded common stock, or $8.99 per share, as of January 14, 2009. The re-measurement resulted in a $3 per share loss which, per ASC 805-10-25-10, was recorded net of the bargain gain in our consolidated statement of operations.
21. Fair Value Measurements
Recurring Fair Value Measurements, page 109
Staff Comment:
3.	Please revise future filings to include the disclosures required by paragraph 2b of ASC 820-10-50 for each annual period presented.
Company Response:
We acknowledge the Staff’s comment. We will include the disclosures required by paragraph 2b of ASC 820-10-50 for each annual period presented in future filings.
Exhibit 31.1 and 31.2
Staff Comment:
4.	We note your certifications do not comply with the content of the certifications required under Exchange Act Rules 13a-14(a) and 15d-14(a). Specifically, we note you have replaced the word “report” with “annual report” in paragraphs 2 and 3 and you have replaced the word “registrant” with “company” in paragraphs 4 and 5. Please revise your certifications in future filings to comply with the Exchange Act Rules.
Company Response:
We acknowledge the Staff’s comment. We will revise our certifications in future filings to comply with the Exchange Act Rules. Specifically, we will replace the word “annual report”

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October 29, 2010

with the word “report” in paragraphs 2 and 3 and will replace the word “company” with “registrant” in paragraphs 4 and 5.
Schedule 14A
Board Leadership Structure, page 5
Staff Comment:
5.	In future filings please expand your disclosure to discuss why you determined that your leadership structure is appropriate given the specific characteristics and circumstances of your business. Additionally, please explain how the board’s role in risk oversight has affected its leadership structure. Please refer to Item 407(h) of Regulation S-K. Please tell us how you intend to comply.
Company Response:
We acknowledge the Staff’s comment and confirm that, in future filings, we will expand our disclosure on why we have determined that our leadership structure is appropriate given the specific characteristics and circumstances of our business. Specifically, we will add disclosure that, at least annually, our nominating and corporate governance committee evaluates the structure and composition of the board of directors, including the current leadership structure. This evaluation is discussed with the full board annually. Moreover, we draw the Staff’s attention to the disclosure contained in the section of the Annual Proxy Statement entitled “Board Leadership and Structure” on page 5 which notes that commencing in December of 2006 we separated the positions of chairman of the board and chief executive officer. Furthermore, the second paragraph of that section notes that we have had a lead director with authority to preside over meetings of our independent directors. The lead director would also preside over meetings of our board of directors to the extent there were matters involving conflicts with our majority stockholders, with whom our chairman is affiliated.
As described in the section entitled “Risk Oversight” on page 5 of our Annual Proxy Statement, our board of directors has ultimate responsibility for risk oversight, and the board of directors has delegated responsibility for the oversight of certain specific risks to its committees, including, as noted on page 5 of the Annual Proxy Statement, the audit committee. In future filings, we will include additional disclosure about the relationship between the board’s role in risk oversight and the board’s leadership structure. Specifically, we believe that the separation of the roles of chairman of the board and chief executive officer facilitates communication between senior management and the full board of directors

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October 29, 2010

about risk oversight and therefore strengthens the board’s risk oversight activities. Otherwise, we do not believe that the board’s role in risk oversight has affected its leadership structure.
Risk Considerations in our Compensation Programs, page 15
Staff Comment:
6.	We note your disclosure in response to Item 402(s) of Regulation S-K. Please describe the process you undertook to reach the conclusion that your “compensation programs do not create or encourage the taking of risks that are reasonably likely to have a material adverse effect on the company.”
Company Response:
In connection with the preparation of our Annual Proxy Statement, our management evaluated our compensation policies and practices in light of the standards set out in new Item 402(s) of Regulation S-K. Management assessed compensation policies and practices at various levels and in different parts of our organization. We reached the stated conclusion by reviewing the design and operation of our compensation policies and practices, including incentive compensation arrangements for our named executive officers and for all employees. For example, management took into consideration that for the named executive officers who have the largest potential bonuses, a significant portion of total pay is composed of stock options that vest over three to four years and have a ten-year life and/or shares of restricted stock that vest over similar periods. Furthermore, performance-based compensation to executive officers is primarily in the form of equity awards. The Company believes that the option and equity award structures and the corresponding vesting periods applicable to such awards encourage actions for long-term shareholder value rather than short-term risk taking that could materially and adversely affect the Company’s business. Additionally, management considered the fact that employees, other than the executive officers who participate in the executive compensation program described in the Annual Proxy Statement, receive only a small percentage of their total compensation in the form of variable, performance-based compensation, other than in the case of leasing agents who receive market-based leasing commissions. Among other things, management also considered the applicability of each of the situations in the non-exclusive list of situations included in Item 402(s). Management discussed these and other findings with our compensation committee in connection with the preparation of the Annual Proxy Statement. Based on this evaluation, we concluded that risks arising from our compensation policies and practices for our employees are not reasonably likely to have a material adverse effect on us. Management also considered the active role played by the compensation committee and the overall design of the executive compensation program, which management believes

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October 29, 2010

encourages an appropriate level of risk taking, creates long-term shareholder value and avoids unnecessary or excessive levels of enterprise risk.
Compensation Discussion and Analysis, page 16
Staff Comment:
7.	Please refer to Release 33-8732A, Section II.B.1. As noted therein, the Compensation Discussion and Analysis should be sufficiently precise to identify material differences in compensation policies with respect to individual executive officers. In future filings, please explain the reasons for the differences in the amounts of compensation awarded to the named executive officers. For example, we note that Mr. Olson received total compensation of $2,280,104 and that Mr. Langer received total compensation of $1,602,676, while the remaining current named executive officers received total compensation of $906,119 and $670,589. Please see Item 402(b)(2)(vii) of Regulation S-K.
Company Response:
We acknowledge the Staff’s comment and we confirm that we will provide an explanation in future filings of the reasons for the differences in the amounts of compensation awarded to the named executive officers.
Principal Elements of Compensation and Total Direct Compensation, page 16
Base Salaries, page 17
Staff Comment:
8.	We note that your target base salaries to the upper half of the range in comparison to your peer group. Please expand your disclosure in future filings to include a discussion of where actual payments fall within targeted parameters. To the extent actual compensation awarded to a named executive officer was outside a targeted percentile range, please identify the officer and explain why this individual received compensation above or below the targeted range. Please tell us how you intend to comply.
Company Response:
We acknowledge the Staff’s comment and confirm that we will expand our disclosure in future filings to include a general discussion of how the base salaries of our named executive officers compare to those of executives at other companies engaged in the retail real estate industry that are of comparable size and scope and that compete with us for executive talent.

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October 29, 2010

Specifically, in future filings we will note whether we believe that any of our executives have a base salary which is not consistent with our stated objective to target base salaries that are in the upper half of the range of base salaries for comparable positions and tenure at other large real estate companies. To make this comparison, we will use studies and measures such as the NAREIT annual compensation study, as noted in our Annual Proxy Statement.
Staff Comment:
9.	We note your disclosure that each of your executive officers agreed to take a 10% reduction in their base salaries. On page 22, however, it appears that Mr. Caputo received a salary increase. Please tell us why and confirm you will provide similar disclosure for future filings.
Company Response:
As noted in Mr. Caputo’s biographical information on page 11 of our Annual Proxy Statement, he joined us in March 2008. Therefore, in 2008, he was only paid his base salary for the nine and a half months during which he was employed. In 2009, he did voluntarily agree to reduce his base salary by 10% (from $600,000 to $540,000 annually) but was paid for the full year of his employment. While we believe that our disclosure is correct, we will consider additional disclosure in future filings to eliminate any confusion.
Cash Incentives, page 17
Staff Comment:
10.	Please tell us the specific corporate performance measures, e.g. the fixed minimum return, that will determine Mr. Olson’s long-term bonus. Please refer to Item 402(b)(2)(v) of Regulation S-K. Please confirm you will provide similar disclosure in future filings.
Company Response:
As stated on page 17 of the Annual Proxy Statement, in connection with Mr. Olson’s initial employment agreement in 2006, we agreed to pay him a one-time, long-term cash bonus if our total stockholder return exceeded a fixed minimum return and the average return of a group of our peers identified in the Annual Proxy Statement over a performance period ending December 31, 2010. The minimum return was 6% and the amount of the cash bonus ranges between $0 and $6 million depending on the performance of our stock relative to the peer group as follows:

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October 29, 2010

If Company Total Stockholder Return Exceeds	Amount Paid to
Peer Average by:	Executive:
At least 50 basis points but less than 100 basis points	$1,000,000
At least 100 basis points but less than 200 basis points	$2,000,000
At least 200 basis points but less than 300 basis points	$4,000,000
300 or more basis points	$6,000,000
We confirm that we will provide similar disclosure in future filings.
2009 Compensation Decisions, page 19
Staff Comment:
11.	Please tell us how your bonus pool was determined and how the allocations among your executive officers were determined. Please confirm you will provide similar disclosure in future filings.
Company Response:
As described on page 19 of the Annual Proxy Statement under the Section entitled “2009 Compensation Decisions — Equity Awards”, the compensation committee created a bonus pool for each executive for a two year performance period. The bonus pool for each executive, other than Mr. Caputo, was determined by the sum of (a) 1.25 times the executive’s 2009 base salary (as reduced by the voluntary salary reductions) less the minimum cash bonus provided under that executive’s employment agreement plus (b) 1.15 times the executive’s 2010 base salary less the same minimum cash bonus. With respect to Mr. Caputo, the committee used lower multiples (0.7X for 2009 and 0.6X for 2010) as a result of his higher base salary. The multiples were determined by the compensation committee and represent values deemed by the committee to be appropriate maximum performance bonuses for the executives. We confirm that we will provide similar disclosure in future filings.
Other Compensation Policies

1600 NE Miami Gardens Drive • North Miami Beach, Florida 33179 • Tel 305-947-1664 • Fax 305-947-1734 Offices in: Florida • Georgia • Massachusetts • New York www.equityone.net

October 29, 2010

Staff Comment:
12.	Please tell us the performance or time vesting requirements applicable to the options granted to Messrs. Caputo, Langer and Gallagher. Please provide this disclosure in future filings and tell us how you intend to comply.
Company Response:
The special grant of options to Messrs. Caputo, Langer and Gallagher vest, in each case, on March 17, 2013 unless the executive’s employment is terminated prior to that date or except as otherwise provided in the executive’s employment agreement and described under “Payments Upon Termination Of Employment And Change Of Control” in the Annual Proxy Statement. We confirm that we will provide similar disclosure in future filings.
Form 10-Q for quarterly period ended June 30, 2010
Financial Statements
Notes to Condensed Consolidated Financial Statements
13. Commitments and Contingencies
Probable Business Combination
Contribution Agreement, page 19
Staff Comment:
13.	Please tell us how you have complied with Rule 3-05 or Rule 3-14 of Regulation S-X, or tell us how you determined it was not necessary to provide financial statements for the probable acquisition of a majority interest in CapCo. Within your response, please provide your analysis of the significance of this subsidiary. Please refer to Rule 1-02(w) of Regulation S-X.
Company Response:
The acquisition of a majority interest in CapCo (the “CapCo Interest”) constitutes the acquisition of an equity interest in a pre-existing operating corporation owning real estate properties. CapCo, as an operating company, has employees and management operations, as well as assets, contracts, agreements and arrangements related to its operations in addition to leases of its real properties. Section 2305.3 of the Division of Corporation Finance Financial Reporting Manual, states that “[w]here a registrant acquires an equity interest in a pre-existing operating partnership or corporation owning real estate properties, financial statements of that entity meeting the requirements of S-X

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October 29, 2010

3-05 generally would be required.” In light of that guidance, the nature of CapCo’s operations, and the fact that we will be acquiring an interest in an existing operating corporation, Rule 3-05 of Regulation S-X would be applicable to the acquisition of the CapCo Interest (if it met the applicable tests of significance) rather than the reduced financial statement requirements of Rule 3-14 of Regulation S-X. Accordingly, we have analyzed the acquisition of the CapCo Interest under the tests of significance set forth in Rule 3-05 and Rule 1-02(w) of Regulation S-X and have determined that this acquisition is not significant at the 20% or greater level at which financial statements of CapCo would be required. The following tables set forth the results of such significance tests as to the CapCo Interest for each of the three conditions specified by Rule 1-02(w) of Regulation S-X using financial data as at and for the most recent completed fiscal year of each involved entity:

(All dollar amounts in thousands)
Test 1 — Investment balance:

Investment in and advances to CapCo (a)	$300,000
Total consolidated assets of the Registrant as of December 31, 2009	$2,452,320

Ratio of investment balance to total assets	12.2%	20% test not met

Test 2 — Share of investee assets:

Share of total assets of CapCo as of December 31, 2009 (b)	$406,382
Total consolidated assets of the Registrant as of December 31, 2009	$2,452,320

Ratio of investee assets to total assets	16.6%	20% test not met

Test 3 — Net income:

Equity in earnings of CapCo (c)	$8,175
Pretax income from continuing operations of Registrant for the year ended December 31, 2009	$68,423
Ratio of equity in earnings to pretax income from continuing operations	11.9%	20% test not met

(a)	Calculated as 15,000,000 shares of the Registrant’s common stock being issued as consideration for the transaction multiplied by a share price of $20 which is the Registrant’s 52 week high.

(b)	Represents CapCo’s total assets as of December 31, 2009 as stated in its audited financial statements.

(c)	Represents CapCo’s pre-tax loss for the year ended December 31, 2009 as stated in its audited financial statements.

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October 29, 2010

Accordingly, based upon the results of the foregoing tests, we have determined that financial statements for the probable acquisition of the CapCo Interest are not required pursuant to Section 3-05 of Regulation S-X.
As requested, this confirms on behalf of the Registrant that:
•	the Registrant understands that it is responsible for the adequacy and accuracy of the disclosure in its Commission filings;

•	the Registrant understands that staff comments or changes to disclosure in response to staff comments does not foreclose the Commission from taking any action with respect to these filings; and

•	the Registrant understands that it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions regarding the foregoing, please contact the undersigned at (786) 528-1470.

Sincerely,
/s/ Mark Langer
Chief Financial Officer

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